SatixFy Communications Ltd.

12 Hamada St.

Rehovot 670315, Israel

January 19, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Evan Ewing
Mr. Jay Ingram

Re:	SatixFy Communications Ltd.
Registration Statement on Form F-1
Registration No. 333-268510

Dear Mr. Ewing and Mr. Ingram,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. Eastern Standard Time on January 23, 2023 or as soon thereafter as is practicable.

Please do not hesitate to contact Michael Kaplan of Davis Polk & Wardwell LLP at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Oren Harari
	Name:	Oren Harari
	Title:	Interim Chief Financial Officer

cc:	Ido Gur, Chief Executive Officer, SatixFy Communications Ltd.

Yoav Leibovitch, Chairman of the Board of Directors, SatixFy Communications Ltd.

Oren Harari, Interim Chief Financial Officer, SatixFy Communications Ltd.

Brian Wolfe, Davis Polk & Wardwell LLP

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